Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement (No. 333-254513) of Coliseum Acquisition Corp. on Amendment No. 2 to Form S-1 of our report dated March 4, 2021, except for Fair Value of Financial Instruments and Derivative Financial Instruments in Note 2 and Warrant Liabilities in Note 7, as to which the date is June 9, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Coliseum Acquisition Corp. as of February 17, 2021 and for the period from February 5, 2021 (inception) through February 17, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

June 9, 2021